

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 20, 2017

Timothy J. Hassett
Chief Executive Officer
Cool Technologies, Inc.
8875 Hidden River Parkway, Suite 300
Tampa, Florida 33637

> **Re:** **Cool Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 25, 2017**
> **File No. 333-216023**

Dear Mr. Hassett:

We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to these comments, we may have additional comments.

Bellridge Transaction, page 7

1. Please update your disclosure of the total number of shares you would have to issue at the current stock price in order to have access to the full amount under the Equity Purchase Agreement. Compare that number to the number of shares you have registered and thus would be able to issue and the resulting net proceeds you could receive

2. You disclose that you may put shares to Bellridge only if "during the fifteen consecutive days following a Draw Down request by us, the common stock equals or exceeds $0.06 per share." Please clarify whether your reference to $0.06 refers to the trading price of your shares or Bellridge's purchase price as calculated under the Equity Purchase Agreement. Disclose whether the current trading price for your shares would trigger this restriction.

<u>Financial Statements</u>

3. Please update your financial statements to include your results for the quarter ended
    September 30, 2017. Revise your registration statement where appropriate to discuss these
    results. Refer to Section 8.08 of Regulation S-X.

    You may contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen
Krebs, Special Counsel, at (202) 551-3350 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

Cc: Nancy Brenner, Esq.
        Brenner & Associates, PLLC